SIDLEY AUSTIN BROWN & WOOD LLP

CHICAGO
DALLAS
LOS ANGELES
SAN FRANCISCO
WASHINGTON, D.C.

787 SEVENTH AVE.
NEW YORK, NEW YORK 10019
TELEPHONE 212 839 5300
FACSIMILE 212 839 5599
www.sidley.com

FOUNDED 1866

BEIJING
GENEVA
[redacted]
TOKYO

03037294

November 7, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

03 NOV 12 AM 7:21

Re: Rule 12g3-2(b) Filing Requirements for Grupo Industrial Saltillo, S.A. de C.V. <u>("GISSA") File No. 82-5019</u>

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit an English-language summary of the following Spanish-language original document pertaining to GISSA:

1. GISSA press release, dated October 28, 2003, outlining the financial results for the three and nine-month periods ended on September 30, 2003.

This letter and the enclosed document are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by GISSA that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

dlw 11/12

Please do not hesitate to contact me at (212) 839-5872 with any further questions or comments you may have.

Regards,

Edward R. Flagg

(Enclosure)

cc: Manuel I. Fernández Pérez
(Grupo Industrial Saltillo, S.A. de C.V.)
Howard M. Kleinman, Esq.
(Sidley Austin Brown & Wood LLP)

GRUPO INDUSTRIAL SALTILLO

03 NOV 12 AM 7:21

Grupo Industrial Saltillo Reports Third Quarter 2003 Results

Saltillo, Mexico, October 28, 2003 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced results for the three- and nine-month periods ended September 30, 2003.[1]

Third Quarter 2003 Financial Highlights[1]

- Consolidated revenues were Ps.1,713, a 4% decline when compared year-over-year, but a 12% improvement quarter-over-quarter. In dollar terms, revenues decreased 8% year-over-year to US$159 million.
- Operating income declined 17% year-over-year to Ps.164 million, but improved 339% on a sequential basis. Operating margin was 10%, compared with 11% for 3Q02 and 2% for 2Q03. In dollar terms, operating income was US$15 million, a 21% year-over-year decrease.
- Consolidated EBITDA decreased 3% year-over-year to Ps.311 million, but improved 69% on a sequential basis. EBITDA margin remained flat year-over-year, and improved to 18% from 12% in 2Q03. In dollar terms, EBITDA was US$29 million, a 7% year-over-year decline.
- Net majority income was Ps.8 million (US$0.8 million), or a gain per ordinary share of Ps.0.03 (US$0.02 per ADS). This compares with a net majority gain of Ps.30 million (US$3 million) for 3Q02, or a gain per ordinary share of Ps. 0.11 (US$0.06 per ADS).

Third Quarter 2003 Earnings Conference Call

Date:	Wednesday, October 29, 2003
Time:	10:00 AM US EST – 9:00 AM Mexico time
Dial Information:	(800) 344-1005 (US); (706) 634-1333 (International)
Passcode:	3430954
Tape Playback:	Starting Wednesday, October 29, 2003, at 11:30 US EST, ending at midnight EST on Monday, November 3, 2003. Dial-in Number: (800) 642-1687 (US), (706) 645-9291 (International). Confirmation Code: 3430954.

[1] Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of September 30, 2003. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

THIRD QUARTER CONSOLIDATED HIGHLIGHTS

Revenues

Revenues for 3Q03 declined year-over-year 4% to Ps.1,713 million driven by decreases of 16% at Metal and Automotive and 4% at Housewares, while Building Materials increased 5% year-over-year.

Quarter-over-quarter, however, revenues improved 12% driven by a 27% increase at Building Materials. Metal and Automotive, and Housewares revenues declined by 2% during the period.

The year-over-year decrease in Metal and Automotive revenues resulted from a 25% decline in average volumes, mainly driven by a 39% reduction in volumes sold at the Gasoline Iron Engine Blocks and Heads business. As mentioned throughout the year, this reduction was related to lower forecasted demand, principally from the Big Three. Volumes at the Diesel Iron Engine Blocks and Heads business declined 17% as a result of lower demand from Detroit Diesel.

At the Aluminum business, however, volumes continued the sustained upward trend of the previous three quarters and increased by 50% following the ramping up of operations of the new plant.

The year-over-year increase in Building Materials revenues was mainly due to volume improvements of 11% at the Ceramic Tiles business resulting from increased sales to the export and remodeling market. Sales volumes of Water Heaters increased 4%, in line with the seasonality of this business.

For the remainder of the year, management expects revenues to improve slightly driven by the continued recovery of Building Materials sales and growth at the Aluminum business. For 2004, management expects revenues to improve principally from growth at the Aluminum business, Diesel and Gasoline Iron Engine Blocks and Heads contracts, and the formal start-up of the new Ductile Iron auto parts foundry. Continued growth is also expected at Building Materials, following the Federal housing program as well as through increased exports to the US, both at Ceramic Tiles and Water Heaters.

Table 1: Total Sales

	3Q03	2Q03	3Q02	YoY % Change	QoQ % Change	9-mo 2003	9-mo 2002	YoY % Change
Revenues (Million Pesos)	1,713	1,536	1,791	(4%)	12%	4,978	5,287	(6%)
Metal and Automotive	*580*	*589*	*690*	*(16%)*	*(2%)*	*1,774*	*2,048*	*(13%)*
Building Materials	*904*	*713*	*863*	*5%*	*27%*	*2,482*	*2,481*	*0%*
Housewares	*229*	*233*	*238*	*(4%)*	*(2%)*	*722*	*758*	*(5%)*
Domestic Sales	962	794	987	(3%)	21%	2,724	2,905	(6%)
Exports	751	742	804	(7%)	1%	2,254	2,383	(5%)
Revenues (Million Dollars)	159	145	173	(8%)	10%	462	527	(12%)
Metal and Automotive	*54*	*56*	*67*	*(19%)*	*(3%)*	*165*	*204*	*(19%)*
Building Materials	*84*	*68*	*83*	*1%*	*25%*	*230*	*247*	*(7%)*
Housewares	*21*	*22*	*23*	*(7%)*	*(4%)*	*67*	*76*	*(11%)*
Volume								
Metal and Automotive				*(25%)*	*(9%)*			*(21%)*
Building Materials				*6%*	*26%*			*3%*
Housewares				*0%*	*(1%)*			*1%*

Operating Income (EBIT)

Operating income for 3Q03 decreased 17% year-over-year to Ps.164 million. Operating margin declined to 10%, from 11% in 3Q02. This decline is explained mainly by:

- The 4% decline in revenues;
- Severance payments of Ps.14 million in connection with the reorganization program implemented early in the quarter;
- Lower absorption of direct costs and overhead expenses at the Gasoline and Diesel Engine Blocks and Heads, Bathroom Fixtures and Kitchenware businesses;
- Higher depreciation related with the start up of the new Ceramic Tiles and Aluminum plants, which was also affected by the exchange rate fluctuations between the Euro-US$ dollar and Peso-US$ dollar; and
- Higher cost of imported raw materials resulting from the 6% devaluation of the Mexican Peso against the US dollar.

On a sequential basis, however, operating income improved 339%, while operating margin increased to 10% from 2% in 2Q03, reflecting increased absorption of fixed costs following the 12% increase in sales for the period. Results also reflect quality improvements implemented at the Aluminum and Diesel Blocks and Heads businesses.

Operating income for the nine-months was Ps.356 million, a 48% year-over-year decrease. Operating margin was 7% compared with 13% in the same period last year.

EBITDA for 3Q03 declined 3% year-over-year to Ps.311 million, while EBITDA margin remained flat at 18%. On a sequential basis, however, EBITDA improved 69% and EBITDA margin increased to 18% from 12% in 2Q03.

For the nine-months, EBITDA was Ps.793 million, a 25% decline compared with the same period last year. EBITDA margin was 16%, compared with 20% in the same period last year.

For the remainder of the year, management expects operating results to continue increasing driven mainly by higher sales of Building Products, continued implementation of the Company's reorganization and cost cutting measures across the board. These measures include reduction in labor costs, travel expenses, consultant fees, advertising and costs in connection with the ramping up of the San Luis and Irapuato plants, among others. In addition, results are also expected to reflect increased productivity from further quality improvements.

Table 2: Operating Income and EBITDA

	3Q03	2Q03	3Q02	YoY % Change	QoQ % Change	9-mo 2003	9-mo 2002	YoY % Change
Operating Income								
Million Pesos	164	37	199	*(17%)*	339%	356	685	*(48%)*
Margin	*10%*	*2%*	*11%*			*7%*	*13%*	
Million Dollars	15	4	19	*(21%)*	331%	33	69	*(52%)*
EBITDA								
Million Pesos	311	184	321	*(3%)*	69%	793	1,061	*(25%)*
Margin	*18%*	*12%*	*18%*			*16%*	*20%*	

Million Dollars	29	17	31	*(7%)*	66%	73	106	*(31%)*

Comprehensive Financial Cost (CFC)

The 6% depreciation of the peso against the U.S. Dollar for the quarter resulted in a non-cash foreign exchange rate loss of Ps.145 million.

According to Bulletin C-2 issued in 2002 by the Mexican Institute of Public Accountants, it is mandatory for Mexican companies that have contracted commodity swaps to recognize the difference between the market price at the swap contract price at the end of each reporting period as a financial gain or loss for the period. For 3Q03, the Company posted a Ps.6 million gain from this marking to market.

As a result, CFC for the quarter was a loss of Ps.131 million, compared with a loss of Ps.74 million for the same period last year.

For the nine-months, CFC represented a loss of Ps.144 million, compared with a loss of Ps.314 in the year ago period.

Almost all of the Company's bank debt (US$254 million) is US$ denominated, of which 94% is long-term debt. In addition, 45% of consolidated revenues are tied to the US dollar.

Table 3: Comprehensive Financial Cost

	3Q03	2Q03	3Q02	9-mo 2003	9-mo 2002
CFC	131	(80)	74	144	314
Financial Expenses	23	28	31	80	107
Financial Income	(19)	(24)	(24)	(68)	(67)
Foreign Exchange Fluctuation	145	(103)	71	124	311
Derivatives	(6)	17	0	32	0
Monetary Loss	(13)	1	(4)	(23)	(37)

Majority Net Income

For the quarter, the Company posted a majority net income of Ps.8 million, or a net income margin of 0.5%, compared with Ps.30 million, or a net income margin of 2% for the same quarter last year.

Net income was also impacted by a charge of Ps.26 million in severance payments to corporate and management personnel in connection with the reorganization implemented at the beginning of the quarter. Excluding this extraordinary charge, net income would have been approximately Ps.26 million.

Total severance payments for the quarter were Ps.41 million. The remaining Ps.14 million, included in operating costs, relate to severance payments from to a reduction in the workforce to reflect overall sluggish demand.

For the nine-months, net majority income was Ps.140 million, compared with Ps.176 million in the same period last year.

Capital Expenditures

During the quarter, the Company made capital investments for a total of US$12 million. Of these, US$9 million were invested in the new auto parts foundry; US$1 million at the new aluminum foundry; and US$2 million in general purposes.

Capital expenditures for the nine-month period were US$51 million. Of these, US$28 million were invested in the above mentioned auto parts foundry; US$9 million in the new aluminum foundry; and US$14 million in general purposes.

METAL AND AUTOMOTIVE

For 3Q03, Metal and Automotive revenues represented 34% of the Company's consolidated net sales.

Revenues

Revenues for 3Q03 declined year-over-year by 16% to Ps.580 million. As previously announced, this was mainly due to the expected 39% decrease in volumes sold at the Gasoline Iron Blocks and Heads business, principally to the Big Three which had forecasted weak volumes for 2003. Volumes sold at the Diesel Iron Engine Blocks and Heads business declined by 17%, principally due to lower requirements from Detroit Diesel for its series 60 engine resulting from weak US demand.

At the Aluminum business, volumes increased 50%. This upward trend reflects strong sales from the ramping up of the new GM EV6 project as well as steady demand from existing GEN III castings.

Revenues at the Gasoline and Diesel Iron Blocks and Heads businesses reflect continued pricing pressures from the OEMs as well as an unfavorable product mix. At the Aluminum business, prices increased driven by growth in volumes of value added castings related to the new EV6 project.

For the nine-month period, revenues decreased 13% to Ps.1,774 million. This decline was mainly caused by the 35% reduction in sales volumes at the Gasoline Iron Engine Blocks and Heads business, resulting from lower sales and pricing pressures from OEMs, as described above. Aluminum sales increased 28% during the period.

Management expects volumes at the Gasoline Iron Engine Blocks and Heads business to remain weak for the remainder of the year, despite a potential recovery in volumes sold to Chrysler from the ramping up of the new 5.7 liters V8 engine. Difficulties at the other OEMs still remain as they continue to loose market share in certain platforms. The Company expects sales volumes at this business to recover in 2004 when it will start production under the new contracts with Toyota and Chrysler.

At the Diesel Iron Engine Blocks and Head business, management expects volumes for the remainder of the year to remain weak. However, management expects volumes sold to Caterpillar and John Deere to grow during 2004.

Volumes at the Aluminum Blocks and Head business are expected to continue showing strong growth year-over-year and quarter-over-quarter, driven by increased exports to the US and

Australia. Despite this, sales of the EV6 model are below original expectations by approximately 20%.

For 2004, management also expects revenues to be driven by the formal start up of the new ductile iron foundry, which is estimated to add annual revenues of around US$20 million. Customers include new Tier-1 OEM suppliers.

Table 4: Sales - Metal and Automotive Division

	3Q03	2Q03	3Q02	YoY % Change	QoQ % Change	9-mo 2003	9-mo 2002	YoY % Change
Sales (Million Pesos)	*580*	*589*	*690*	*(16%)*	*(2%)*	*1,774*	*2,048*	*(13%)*
Sales (Million Dollars)	54	56	67	(19%)	(3%)	165	204	(19%)
*Iron Engine B & H (Gasoline)**	*20*	*22*	*36*	*(45%)*	*(10%)*	*63*	*108*	*(42%)*
*Aluminum B & H (Gasoline)**	*18*	*15*	*12*	*52%*	*18%*	*47*	*36*	*30%*
*Iron Engine B & H (Diesel)**	*11*	*13*	*13*	*(17%)*	*(14%)*	*38*	*39*	*(2%)*
Volume								
Iron Engine B & H (Gasoline)				(39%)	(13%)			(35%)
Aluminum B & H (Gasoline)				50%	19%			28%
Iron Engine B & H (Diesel)				*(17%)*	*(12%)*			*(2%)*

* Figures expressed in US$, as 100% of total sales of this division are US$ denominated.

Operating Income, EBITDA and Margin

During the quarter, operating income at the Metal and Automotive segment declined 88% year-over-year to Ps.7 million, from Ps.60 million. Operating margin for the quarter declined to 1%, from 9% for the same quarter last year.

The year-over-year reduction in operating income is explained by:

- Lower absorption of semi-variable costs and overhead expenses as a result of the drop in sales at the Gasoline and Diesel Iron Blocks and Heads business;
- Severance payments for a total of Ps.4.5 million; and
- Higher depreciation originated by the new aluminum engine blocks plant.

Quarter-over-quarter, however, operating income improved by Ps.20 million, while operating margin increased to 1% from negative 2%.

During the quarter, management resolved a large portion of the production inefficiencies impacting quality at the Aluminum and Diesel Engine Blocks businesses. Management expects to further improve productivity at the Aluminum business through the implementation of continuous improvements tools such as Kaizens among others.

EBITDA for the quarter was Ps.81 million, a 33% decline from Ps.120 million in 3Q02.

EBITDA margin was 14%, compared with 17% in the year ago quarter. Quarter-over-quarter, however, EBITDA improved 45% and EBITDA margin increased to 14% from 9%.

For the nine-months, operating income decreased year-over-year by 93%, to Ps.18 million, while operating margin dropped to 1%, from 12%. EBITDA decreased year-over-year by 48%, to Ps.225 million, with EBITDA margin dropping year-over-year to 13% from 21%.

For the remainder of the year, management believes operating income is likely to show a continued sequential improvement derived from higher sales at the Aluminum business as well as the reorganization and cost control program discussed above.

Table 5: Operating Income and EBITDA - Metal and Automotive Division

	3Q03	2Q03	3Q02	YoY % Change	QoQ % Change	9-mo 2003	9-mo 2002	YoY % Change
Operating Income								
Million Pesos	7	(13)	60	*(88%)*	N/A	18	244	*(93%)*
Margin	*1%*	*(2%)*	*9%*			*1%*	*12%*	
Million Dollars	1	(1)	6	*(89%)*	N/A	2	24	*(93%)*
EBITDA								
Million Pesos	81	56	120	*(33%)*	45%	225	432	*(48%)*
Margin	*14%*	*9%*	*17%*			*13%*	*21%*	
Million Dollars	8	5	12	*(35%)*	43%	21	43	*(52%)*

BUILDING MATERIALS

For 3Q03, Building Materials revenues represented 53% of the Company's consolidated net sales.

Revenues

Revenues for 3Q03 were Ps.904 million, a 5% year-over-year improvement. Sales at the Ceramic Tiles and Water Heaters businesses increased 9% and 7%, respectively, while Bathroom Fixtures sales declined 3%.

Year-over-year, sales volumes at the Ceramic Tiles business increased 11% driven by continued demand from increased exports to the US and remodelings. Pricing pressures receded during the quarter.

Sales volumes at the Water Heaters business increased 4% year-over-year and 84% quarter-over-quarter. This improvement reflects new product launches and the return of seasonal demand. In addition, the launch of new higher-margin, value added products resulted in a higher average selling price for the quarter.

For the nine-month period, revenues remained flat at Ps.2,482 million.

For the remainder the year, management expects sales volumes to improve at the three businesses driven by increased domestic and export sales and return of seasonal demand. Prices of water heaters and bathroom fixtures are anticipated to remain stable. In addition, increased sales of recently launched value added Calorex water heaters are likely to improve weighted average prices. Management also expects to continue recovering Water Heater sales through the development of new distributors in the main markets it serves.

For 2004, management expects continued sales growth driven by the Federal housing program as well as through increased exports to the US, both at Ceramic Tiles and Water Heaters.

Table 6: Sales - Building Materials Division

	3Q03	2Q03	3Q02	YoY % Chg	QoQ % Chg	9-mo 2003	9-mo 2002	YoY % Chg
Sales (Million Pesos)	904	713	863	5%	27%	2,482	2,481	0%
Ceramic Tiles	*490*	*443*	*451*	*9%*	*11%*	*1,404*	*1,300*	*8%*
Bathroom Fixtures	*138*	*132*	*142*	*(3%)*	*5%*	*413*	*426*	*(3%)*
Water Heaters	*216*	*115*	*201*	*7%*	*88%*	*506*	*490*	*3%*
Sales (Million Dollars)	84	68	83	1%	25%	230	247	(7%)
Ceramic Tiles	*46*	*42*	*44*	3%	*9%*	*130*	*131*	0%
Bathroom Fixtures	*13*	*12*	*14*	(7%)	*3%*	*38*	*43*	(11%)
Water Heater	*20*	*11*	*20*	2%	*85%*	*47*	*49*	(5%)
Volume								
Ceramic Tiles				*11%*	*12%*			*10%*
Bathroom Fixtures				(5%)	*15%*			(10%)
Water Heaters				4%	*84%*			1%

Operating Income, EBITDA and Margins

Operating income for 3Q03 increased 6% to Ps.142 million, from Ps.134 million in 3Q02. Operating margin improved to 16% from 15% in 3Q02. Quarter-over-quarter, operating income increased 290%, while operating margin more than tripled.

The year-over-year improvement in operating income resulted principally from an improvement in sales at the Ceramic Tiles and Water Heaters business, which resulted in higher absorption of fixed costs. This improvement was achieved despite higher cost of imported raw materials resulting from the devaluation of the Mexican Peso and the Ps.7 million in severance payments in connection with the restructuring program implemented during the quarter. Operating income for the quarter was also negatively impacted the higher depreciation related with the start up of the new Ceramic Tiles and Aluminum plants, which was affected by the exchange rate fluctuations between the Euro-US$ dollar and Peso-US$ dollar.

Operating income also benefited from quality improvement measures at Bathroom Fixtures and from the ramping-up of the new ceramic tiles plant, which exceeded break-even at the end of the quarter, thus leveraging overhead and semi-variable expenses.

EBITDA for the quarter increased year-over-year by 10%, with EBITDA margin up to 22%, compared with 21%. On a sequential basis, EBITDA was up 106% and EBITDA margin increased to 22% from 14%.

For the nine-month period, operating income was Ps.284 million, a year-over-year decline of 22%. Operating margin was 11%, down from 15% last year. EBITDA declined by 9% to Ps.462 million, from Ps.505 million in the same period of 2002. EBITDA margin declined to 19% from 20%.

For the fourth quarter, management expects operating income to continue improving driven by the reorganization program. Profitability is also anticipated to improve as the Saltillo Ceramic Floor Tiles plants are closed and the remainder production is transferred to the new, more efficient ceramic plants. In addition, the expected stable pricing environment, the positive seasonality at the Water Heaters business, the likely increase in Calorex orders from the development of new distributors and increased volumes at Cinsa water heaters, driven by the Federal housing program are also expected to further increase profitability of Building Materials.

Table 7: Operating Income and EBITDA - Building Materials Division

	3Q03	2Q03	3Q02	YoY % Change	QoQ % Change	9-mo 2003	9-mo 2002	YoY % Change
Operating Income								
Million Pesos	142	36	134	6%	290%	284	364	(22%)
Margin	*16%*	*5%*	*15%*			*11%*	*15%*	
Million Dollars	13	3	13	2%	283%	26	36	(28%)
EBITDA								
Million Pesos	198	96	179	10%	106%	462	505	(9%)
Margin	*22%*	*14%*	*21%*			*19%*	*20%*	
Million Dollars	18	9	17	6%	102%	43	50	(15%)

HOUSEWARES

For 3Q03, Housewares revenues represented 13% of the Company's consolidated net sales.

Revenues

Revenues for 3Q03 declined year-over-year 4% to Ps.229 million reflecting weak domestic consumption.

For the nine-month period, revenues were Ps.722 million, a 5% year-over-year decline from Ps.758 million.

For the remainder of the year, management expects sales volumes to pick-up driven by increased demand in connection with the holiday season, while prices at the Tableware business are expected to remain under pressure.

Table 8: Sales - Housewares Division

	3Q03	2Q03	3Q02	YoY % Change	QoQ % Change	9-mo 2003	9-mo 2002	YoY % Change
Sales (Million Pesos)	229	233	238	(4%)	(2%)	722	758	(5%)
Kitchenware Products	*154*	*153*	*164*	(6%)	0%	*480*	*529*	(9%)
Tableware Products	*53*	*55*	*59*	(9%)	(4%)	*170*	*175*	(3%)
Sales (Million Dollars)	21	22	23	(7%)	(4%)	67	76	(11%)
Kitchenware Products	*14*	*15*	*16*	(11%)	(1%)	*45*	*53*	(16%)
Tableware Products	5	5	*6*	(14%)	(6%)	*16*	*18*	(10%)
Volume								
Kitchenware Products				0%	1%			(1%)
Tableware Products				(1%)	(5%)			6%

Operating Income, EBITDA and Margins

Operating income for 3Q03 increased year-over-year by 144% to Ps.14 million. Operating margin for the quarter improved to 6% from 2% in 3Q02. The year-over-year improvement in EBIT is a result of the overall reorganization and cost control measures introduced at the beginning of the quarter. Severance payments in connection with the restructuring program totaled Ps.2 million.

EBITDA for the quarter was Ps.30 million, a 38% year-over-year increase. EBITDA margin was up to 13% from 9% for 3Q02.

For the nine-month period, operating income was Ps.54 million, a 30% year-over-year reduction. Operating margin decreased year-over-year to 7% from 10% in the same period last year. EBITDA declined year-over-year by 14% to Ps.106 million. EBITDA margin was 15%, down from 16% for the same period last year.

For the remainder of 2003, management expects operating margins to remain stable or increase slightly as a result of the reorganization and cost control program currently being implemented and higher margins derived from increased outsourcing, particularly from Asia.

Table 9: Operating Income and EBITDA - Housewares Division

	3Q03	2Q03	3Q02	YoY % Change	QoQ % Change	9-mo 2003	9-mo 2002	YoY % Change
Operating Income								
Million Pesos	14	16	6	144%	(12%)	54	77	(30%)
Margin	*6%*	*7%*	*2%*			*7%*	*10%*	
Million Dollars	1	1	1	134%	(13%)	5	8	(36%)
EBITDA								
Million Pesos	30	33	22	38%	(9%)	106	123	(14%)
Margin	*13%*	*14%*	*9%*			*15%*	*16%*	
Million Dollars	3	3	2	32%	(11%)	10	12	(21%)

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates in three industry segments with combined annual revenues of US$710 million for fiscal year 2002, and EBITDA of US$140 million, representing a margin of 20% percent. The Metal-Mechanical and Automotive segment operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Building Products segment includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares segment includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com

Jessica Anderson
Tel.: 646-536-7002
E-mail: janderson@breakstoneruth.com

FINANCIAL TABLES TO FOLLOW

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, in millions of constant pesos as of September 30, 2003)

	Ended September 30	
	2003	**2002**
ASSETS		
Current		
Cash and temporary investments	1,275	1,361
Trade receivables, net	1,435	1,344
Other receivables	170	233
Inventories	722	736
Other assets	17	19
Property, Plant and Equipment	**5,761**	**5,250**
Other Assets	**807**	**801**
TOTAL ASSETS	**10,188**	**9,745**
LIABILITIES		
Current		
Short term debt	77	64
Current portion of long term debt	91	54
Suppliers	643	529
Other liabilities (Income tax, EPS, and others)	736	723
Long term		
Long term debt	2,617	2,588
Deferred taxes	476	574
Long term sundry creditors	221	168
Stockholders' Equity	**5,327**	**5,046**
Total Liabilities and Stockholders' Equity	**10,188**	**9,745**

	Third Quarter	
	2003	**2002**
Net Debt	1,510	1,344
Cash Position	1,275	1,361
EBITDA/Interest Expense[1]	11x	11x
Debt to EBITDA[2]	2.44	1.78

[1] Trailing twelve-months EBITDA to trailing twelve months interest expense
[2] Debt to twelve-months EBITDA.

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of September 30, 2003)

INCOME STATEMENT	Three-Month Period Ended September 30			Nine-Month Period Ended September 30		
	2003	2002	% Change	2003	2002	% Change
Net Sales	**1713**	**1791**	**(4%)**	**4,978**	**5,287**	**(6%)**
Metal Mechanical Division	580	690	(16%)	1,774	2,048	(13%)
Building Materials Division	904	863	5%	2,482	2,481	0%
Housewares Division	229	238	(4%)	722	758	(5%)
Cost of Sales	1244	1352	(8%)	3,842	3,975	(3%)
Operating expenses	305	241	27%	779	627	24%
Operating income	**164**	**199**	**(17%)**	**356**	**685**	**(48%)**
Metal Mechanical Division	7	60	(88%)	18	244	(93%)
Building Materials Division	142	134	6%	284	364	(22%)
Housewares Division	14	6	144%	54	77	(30%)
EBITDA	**311**	**321**	**(3%)**	**793**	**1,061**	**(25%)**
Metal Mechanical Division	81	120	(33%)	225	432	(48%)
Building Materials Division	198	179	10%	462	505	(9%)
Housewares Division	30	22	38%	106	123	(14%)
Comprehensive Financial Cost	**131**	**74**		**144**	**314**	
Financial expenses	23	31		80	107	
Financial income	(19)	(24)		(68)	(67)	
Foreign exchange fluctuation	145	71		124	311	
Derivatives	(6)	0		32	0	
Monetary gains	(13)	(4)		(23)	(37)	
Other Expenses, Net	27	53		(12)	67	
Income Tax	1	43		75	134	
Employees' profit sharing	1	3		11	1	
Net Income	5	27	(80%)	140	170	**(18%)**
Minority Interest	(3)	(4)	(21%)	(1)	(6)	(90%)
Net Income of Majority Interest	8	30	(74%)	140	176	**(20%)**
Net Income per Share	0.03	0.11	(73%)	0.49	0.62	(20%)
Net Income per ADS	0.17	0.64	(73%)	2.97	3.73	(20%)
Operating cash flow per share	1.09	1.13	(4%)	2.79	3.75	(26%)
Operating cash flow per ADS	6.52	6.79	(4%)	16.71	22.48	(26%)
# of Shares Outstanding	285,972	284,035		285,972	284,035	

MARGINS	Three Month Period Ended September 30		Nine Month Period Ended September 30	
	2003	2002	2003	2002
Operating Margin	**10%**	**11%**	**7%**	**13%**
Metal Mechanical Division	*1%*	*9%*	*1%*	*12%*
Building Materials Division	*16%*	*15%*	*11%*	*15%*
Housewares Division	*6%*	*2%*	*7%*	*10%*
EBITDA Margin	**18%**	**18%**	**16%**	**20%**
Metal Mechanical Division	*14%*	*17%*	*13%*	*21%*
Building Materials Division	*22%*	*21%*	*19%*	*20%*
Housewares Division	*13%*	*9%*	*15%*	*16%*
Net Income Margin	**0%**	**2%**	**3%**	**3%**